EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES C$1 BILLION IN 5.5 AND 10 YEAR NOTES
CALGARY, ALBERTA – MAY 29, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on May 29, 2014, it issued C$500 million principal amount of 2.60% unsecured notes due December 3, 2019 sold at a price of C$99.822 per $100 principal amount to yield 2.635% to maturity, and C$500 million principal amount of 3.55% unsecured notes due June 3, 2024 sold at a price of C$99.633 per $100 principal amount to yield 3.594% to maturity, which have been sold to investors in Canada.

Net proceeds from the sale of the notes will be used for general corporate purposes relating to the Company’s core regions of operations. The Company may also use the net proceeds for repayment of indebtedness.

BMO Capital Markets, CIBC World Markets Inc., and RBC Dominion Securities Inc. acted as joint lead agents and joint bookrunners for the offering. Scotia Capital Inc., Merrill Lynch Canada Inc., Desjardins Securities Inc. and Altacorp Capital Inc. acted as co-agents.

The sale of the notes was the first issuance under the short form Canadian base shelf prospectus dated November 1, 2013 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com